FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

February 23, 2009

Item 3: News Release:

A news release dated and issued on February 23, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Appoints John Londry to Board of Directors

Item 5: Full Description of Material Change:

February 23, 2009. Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) -- Pacific North West Capital Corp. (the "Company") is pleased to announce the appointment of Mr. John Londry to the Board of Directors.

Mr. Londry received his B.Sc. and M.Sc. degrees in Geology from the University of Windsor. For the past 35 years Mr. Londry has been active in the mineral exploration and mining industry. Mr. Londry's considerable experience encompasses grass roots to advanced stage mineral exploration projects in various commodities throughout Canada, the United States and South America. Mr. Londry has held senior positions with Camflo, Noranda Exploration, Hemlo Gold Mines, and Battle Mountain Gold as well as serving as Vice President of Exploration for Pacific North West Capital Corp. from 2004 to 2008.

Harry Barr, President and C.E.O. of Pacific North West Capital Corp, welcomes Mr. John Londry to Board of Directors. The members of the board are looking forward to working closely with Mr. Londry to further develop the Company’s corporate objectives.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM.

Pacific North West Capital Corp. is well funded, has an experienced management team and has the ability to take advantage of the tremendous acquisition opportunities presented by current market conditions. The Company’s focus is to acquire advanced stage precious metals projects, continue to expand its Platinum Group Metals and base metals division.

Pacific North West Capital Corp. has approximately $6.9 million in working capital and securities.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 23rd day of February 2009.